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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934

HOTJOBS.COM, LTD.
(Name of Subject Company (Issuer))

HJ ACQUISITION CORP.,
a wholly-owned subsidiary of Yahoo! Inc.
and
 YAHOO! INC.
(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

441474103
(Cusip Number of Class of Securities)

Susan L. Decker
Senior Vice President, Finance and Administration, and Chief Financial Officer
Yahoo! Inc.
701 First Avenue
Sunnyvale, CA 94089
408-349-3300
(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of filing persons)

With Copies to:

Michael J. Callahan Deputy General Counsel Yahoo! Inc. 701 First Avenue Sunnyvale, California 94089 (408) 349-3300	Kenton J. King, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue, Suite 1100 Palo Alto, California 94301 (650) 470-4500

CALCULATION OF FILING FEE

Transaction Valuation*:	$442,029,184	Amount of Filing Fee:	$88,406
*
Estimated for purposes of calculating the amount of the filing fee only based on the product of (a) $10.37, the average of the high and low sales price per share of the common stock, par value $0.01 per share, of HotJobs.com, Ltd. on the Nasdaq National Market on January 7, and (b) 42,625,765, the maximum number of shares of HotJobs.com common stock estimated to be received by Yahoo! Inc. or cancelled pursuant to the Offer and subsequent Merger (each as defined below). The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

/x/
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$88,406	Form or registration no.:	Form S-4 Schedule TO
Filing Party:	HJ Acquisition Corp. and Yahoo! Inc.	Date Filed:	January 11, 2002

/ /  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    /x/  third-party tender offer subject to Rule 14d-1.

    / /  issuer tender offer subject to Rule 13e-4.

    / /  going-private transaction subject to Rule 13e-3.

    / /  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

        This Amendment No. 1 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed initially with the Securities and Exchange Commission on January 11, 2002 by HJ Acquisition Corp. ("HJ"), a Delaware corporation and a wholly-owned subsidiary of Yahoo! Inc., a Delaware corporation ("Yahoo!"), relating to the third-party tender offer by HJ to exchange all outstanding shares of common stock, par value $0.01 per share, of HotJobs.com, Ltd., a Delaware corporation ("HotJobs.com"), for cash and shares of common stock, par value $0.001 per share, of Yahoo! ("Yahoo! Common Stock"), based on the exchange ratio described in the Preliminary Prospectus/Offer to Purchase referenced below (the "Offer").

        The Offer is made pursuant to an Agreement and Plan of Merger, dated as of December 27, 2001 among Yahoo!, HJ and HotJobs.com, which contemplates the Offer and the merger of HotJobs.com into HJ (or another subsidiary of Yahoo!), or, under circumstances described in the Preliminary Prospectus/Offer to Purchase referenced below, the merger of HJ (or another subsidiary of Yahoo!) into HotJobs.com (the "Merger"). On January 11, 2002 HJ and Yahoo! filed a registration statement with the Securities and Exchange Commission on Form S-4 relating to the shares of Yahoo! Common Stock to be issued to stockholders of HotJobs.com in the Offer and the Merger (the "Registration Statement"). The terms and conditions of the Offer and the Merger (as may from time to time be amended, supplemented or finalized) are described in the Preliminary Prospectus/Offer to Purchase which is a part of the Registration Statement (the "Preliminary Prospectus/Offer to Purchase"), and the related Letter of Transmittal, which were filed as Exhibits (a)(1) and (a)(2) to the Schedule TO.

        Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Preliminary Prospectus/Offer to Purchase or in the Schedule TO.

Item 11. Additional Information.

        Item 11 of the Schedule TO is hereby amended and supplemented to add to the end thereof the following:

        "On January 25, 2002, Yahoo! and HotJobs.com were notified that the Federal Trade Commission granted early termination of the waiting period under the HSR Act applicable to the Offer. Yahoo! and HotJobs.com issued a joint press release announcing the early termination of the waiting period, a copy of which is attached hereto as Exhibit (a)(7) and is incorporated herein by reference."

Item 12. Exhibits.

        Item 12 is hereby amended and supplemented to add the following exhibit:

        "(a)(7) Joint Press Release issued by Yahoo! and HotJobs.com, dated January 28, 2002."

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

YAHOO! INC.
By:	/s/ TERRY SEMEL Name: Terry Semel Title: Chairman and Chief Executive Officer
HJ ACQUISITION CORP.
By:	/s/ TERRY SEMEL Name: Terry Semel Title: Chief Executive Officer

Date: January 29, 2002

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EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
(a)(7)	Joint Press Release issued by Yahoo! and HotJobs.com, dated January 28, 2002.

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  Item 11. Additional Information.
  Item 12. Exhibits.
SIGNATURE
EXHIBIT INDEX